Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country

Niveous Holding Company Limited	British Virgin Islands

NIVS (HZ) Audio & Video Tech Company Limited	People’s Republic of China

NIVS International (H.K.) Limited	Hong Kong

NIVS (HZ) Audio & Video Tech Company Limited Shenzhen Branch	People’s Republic of China

Huizhou Dongri Digital Co., Ltd.	People’s Republic of China